EXHIBIT A

ITEM 6. OWNERSHIP.

TIAA-CREF Investment Management, LLC (“TCIM”) is the investment adviser to the College Retirement Equities Fund (“CREF”), a registered investment company, and may be deemed to be a beneficial owner of 711,895 shares of Issuer’s common stock owned by CREF. These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer.